Worksport Ltd.

2500 North America Dr.

West Seneca, NY 14224

May 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Worksport Ltd. Request for Qualification
Offering Statement on Form 1-A
File No. 024-12604

Ladies and Gentlemen:

Worksport Ltd., a Nevada corporation, respectfully requests that the Securities and Exchange Commission issue a qualification order with regard to the Offering Statement on Form 1-A (File No. 024-12604), as amended, pursuant to Rule 252(g) of the Securities Act of 1933, as amended, for the qualification to be issued as of 5:30 p.m. Eastern time on May 27, 2025, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	Chief Executive Officer and President